# KINGSCROWD

THE EQUITY CROWDFUNDING “DECISION ENGINE”

# THE MISSION

## Enabling Everyone To Invest In The Startup Ecosystem

**KingsCrowd was founded with the vision that everyone should have access to institutional grade research and analytics tools that enable informed startup investment decisions, regardless of investment experience.**

# THE EQUITY CROWDFUNDING ASSET CLASS

## The Wisdom Of The Crowd Is Challenging The **$84B VC Market** With Better Returns

| | Traditional Venture Capital | New Age Equity Crowdfunding | |
|---|---|---|---|
| | ***MEDIAN VC*** | seedinvest | WEFUNDER |
| **# Investors** | **~1K** | **~223K** | **~156K** |
| **% Returns*** | **11%** | **17%** | **53%** |

*Note: *Net IRR Unrealized 13-14*

*Source: VC market size provided by KPMG; Median VC returns provided by Cambridge Associates; SeedInvest and WeFunder % returns posted by companies*

# THE MARKET OPPORTUNITY

## With So Much Promise, Equity Crowdfunding Is Projected To Be A **$4B-$6B Market** By 2022



RegCF Investment ($M)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Actuals
Projections
2016
2017
2018
2019
2020
2021
2022
Total RegCF Investment ($M)

*BY 2022, relevant Reg A+ & Reg D deals are estimated to represent*
***$3 to $5B in investment & 1-3M investors***

*Source: Actuals provided by StartEngine Index*

# THE PROBLEM

## The Equity Crowdfunding Decision Infrastructure Has Yet To Be Built

| | Education | Research | Analytics | Recommendations | Execution |
|---|---|---|---|---|---|
| Public Market Equities | ✓ Wall Street Survivor, Investopedia | ✓ The Wall Street Journal, Seeking Alpha | ✓ Morningstar, Bloomberg | ✓ The Motley Fool, Zacks | ✓ Merrill Lynch (Bank of America Corporation), TD Ameritrade |
| Equity Crowdfunding Equities | X | X | X | X | ✓ StartEngine, Netcapital |

# THE “DECISION ENGINE” SOLUTION

## KingsCrowd Aims To Become The Equity Crowdfunding Investment “Decision Engine”

### Education

- “How to” guides and tools
- Expert editorial content

### Analytics

- Crowdfunding market analytics
- 5 point deal rating system

KINGSCROWD

### Research

- Crowd sourced research
- In-house market research

### Recommendations

- KC deal diligence
- Expert network favorites

# BUILD INTELLIGENCE AT SCALE

## Crowdsourced Research And Data Driven Analytics Tools

**Crowdsourced research platform**

*Allow users to produce research content*



**Data Driven Analytics Tools**

*Provide at-scale deal database*



# GO-TO MARKET STRATEGY

## Utilize A Mix of Traditional And Market Specific Distribution Channels

1. **Utilize traditional marketing channels to build a critical mass of readers (5-10K)**
   a) Social media sharing
   b) Search engine optimization
   c) Syndicated content
   d) Paid marketing

2. **Once we can prove a valuable partner, collaborate with the 41 FINRA registered equity crowdfunding portals to access their 6 figure investor bases**

# THE BUSINESS MODEL

## Monetize The Platform Through Subscriptions And Advertising

### Subscriptions

**Crowd**

**$10 / mo.**

*Non-accredited deal research*

**Pro**

**$20 / mo.**

*All deal research*

**Institutional**

**Custom Price**

*Customized deal research*

### Advertising

**Pay-For-Performance Portal Marketing**

**$15-20 / account sign up**

*Banner ads, newsletter sponsorships, sponsored content*

**Startup Campaign Marketing**

**Custom Price**

*Banner ads, premium newsletter placement*

# PUBLIC MARKET PROXIES FOR SUCCESS

Emulate Highly Successful Public Research And Analytics Companies

The Motley Fool
To Educate, Amuse & Enrich™

**$400M Annual Revenue**
*Equity recommendation platform*

Seeking Alpha

***8M+ unique visitors / month***
*Crowdsourced equity stock research*

MORNINGSTAR®

**$4.6B valuation**
*Equity ratings and analytics*

# THE TEAM

## Passionate Finance Professionals On A Mission To Democratize Investing



**Chris Lustrino**
**Founder & CEO**

Recovering strategy consultant, Fintech blog founder, and LendIt 2018 Fintech Journalist Of The Year Finalist



**Sean O'Reilly**
**Editorial Director**

Former Editor and Podcast Host at The Motley Fool covering energy, industrials, technology and consumer

# APPENDIX: USES OF CAPITAL

## Utilize Friends And Family Pre-Seed $107K Across Three Dimensions

- **50%** Research and analytics MVP
- **30%** Customer acquisition
- **20%** Content production

**6 Month Goals: Build a critical mass of users *(5-10K newsletter subscribers, 2-5% paying)* and MVP of tech to be tested and iterated on by our user base**

# APPENDIX: THE PRODUCT VISION ROADMAP

## Utilize KingsCrowd Research And Analytics To Create The First Equity Crowdfunding “ETF”



Research
Analytics
At-Scale Distribution
Diversified Investment Products
Phase 1
Phase 2
Phase 3